Mail Stop 4561

June 22, 2009

*By U.S. Mail and facsimile to (212) 635-1121*

Thomas P. Gibbons
Chief Financial Officer
Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286

   **Re:  The Bank of New York Mellon Corporation**
       **Form 10-K for the Fiscal Year Ended December 31, 2008**
       **File No. 0-52710**

Dear Mr. Gibbons:

   We have reviewed your response letter dated May 19, 2009, and have the following additional comments.

2008 Annual Report

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Servicing Segment

Results of Operations, page 33

1.  We note your response to prior comment three from our letter dated May 5, 2009, particularly that the operational error relates to securities you sold to one of your clients that did not comply with the investment guidelines.  Please tell us how this operational error impacted the following:

   &bull; your assessment of whether or not there was a material internal control weakness as a result of the operational error;

- your assessment of internal controls over financial reporting; and
- your CEO and CFO's conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the interim period September 30, 2008 and December 31, 2008.

Investment Securities, page 48

2.      We note your response to prior comment six from our letter dated May 5, 2009. In an effort to provide greater transparency to the credit quality of your investment securities, please consider disaggregating your "other" ratings category (within your securities portfolio table) in future filings to, at a minimum, disclose the percentage of investments with at least one credit rating below investment grade. Provide us with your proposed future disclosure.

3.      We note your response to comments five and six from our letter dated May 5, 2009, particularly where you indicate 99% of your investment securities were evaluated for impairment under SFAS 115 and less that 1% was evaluated under EITF 99-20. Please tell us, and disclose in future filings, your policy for evaluating impairment on debt securities (i.e. SFAS 115 or EITF 99-20) where the underlying securities have fallen below high credit quality (i.e. below a rating of AA). In this regard, clarify if you reassess the applicability of EITF 99-20 subsequent to acquisition.

4.      Tell us, and disclose in future filings, your policy for determining which impairment model (i.e. SFAS 115 or EITF 99-20) you use for those debt securities you acquire where the is no security rating at the acquisition date.

5.      We note your response to comment seven from our letter dated May 5, 2009. For those securities where you to continue accretion to interest revenue, please consider revising your future filings to address the following:

- quantify the amounts of interest revenue accreted in each respective reporting period presented;
- disclose the management's best estimate of the remaining life; and
- quantify the remaining accretable interest.

Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting and Reporting Policies
*Trading Account Securities, Available-for-Sale Securities, and Held-to-Maturity Securities, page 99*

6.       In future filings, please revise your policy disclosures to incorporate our comments noted above.

Note 6 – Securities, page 111

7.       In an effort to provide greater transparency and granularity here and in MD&A, please revise your future filings to disaggregate agency and non-agency MBSs (and any other related securities, as necessary). Provide us with this information for the year ended December 31, 2008 and the period ended March 31, 2009.

Note 29 – Legal Proceedings, page 144

8.       We note your disclosure regarding your legal proceedings, particularly the claim by the Federal Customs Service of the Russian Federation. Please provide us with, and update your future filings as necessary, an update of the likelihood of the outcome (i.e. probable, reasonably possible, or remote) and your accounting in this regard, including your compliance with paragraph 8 of SFAS 5. In this regard, please ensure your future filings include all appropriate disclosures of loss contingencies as required by paragraphs 9 through 12 of SFAS 5.

*     *     *     *     *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. If you have any questions, you may contact me at (202) 551-3872 or William J. Schroeder, Staff Accountant, at (202) 551-3294.

Sincerely,

Hugh West
Branch Chief